SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2013. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
Copy of the press release entitled “PLDT AND ROCKET INTERNET ANNOUNCE A GLOBAL STRATEGIC PARTNERSHIP FOR THE DEVELOPMENT OF INNOVATIVE ONLINE PAYMENTS SOLUTIONS IN EMERGING MARKETS.”

Exhibit 1

August 7, 2014

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT AND ROCKET INTERNET ANNOUNCE A GLOBAL STRATEGIC PARTNERSHIP FOR THE DEVELOPMENT OF INNOVATIVE ONLINE PAYMENTS SOLUTIONS IN EMERGING MARKETS.”

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours, /s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Exhibit 1

August 7, 2014

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

We submit herewith two (2) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT AND ROCKET INTERNET ANNOUNCE A GLOBAL STRATEGIC PARTNERSHIP FOR THE DEVELOPMENT OF INNOVATIVE ONLINE PAYMENTS SOLUTIONS IN EMERGING MARKETS.”

Very truly yours,

/s/Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
11,946 As of June 30, 2014	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	August 7, 2014

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11.	Item 9 (Other Events)

Attached hereto is a press release entitled “PLDT AND ROCKET INTERNET ANNOUNCE A GLOBAL STRATEGIC PARTNERSHIP FOR THE DEVELOPMENT OF INNOVATIVE ONLINE PAYMENTS SOLUTIONS IN EMERGING MARKETS.”

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/ s/Florentino D. Maba	sa, Jr.

FLORENTINO D. MABASA, Assistant Corporate Se	JR. cretary

August 7, 2014

pressrelease

PLDT AND ROCKET INTERNET ANNOUNCE A GLOBAL STRATEGIC PARTNERSHIP FOR THE DEVELOPMENT OF
INNOVATIVE ONLINE PAYMENTS SOLUTIONS IN EMERGING MARKETS

MANILA, Philippines & BERLIN, Germany, 7th August 2014– Philippine Long Distance Telephone Company (“PLDT”) (PSE:TEL) (NYSE:PHI), the leading telecoms operator in the Philippines, and Rocket Internet AG (“Rocket”), have entered into a global strategic partnership to drive the development of online and mobile payment solutions in emerging markets.

Under the terms of the partnership agreement PLDT will invest €333 million for a 10 per cent stake in Rocket. PLDT’s investment terms reflect its long-term commitment to Rocket and its unique ability to combine PLDT’s world-class mobile money expertise and resources with Rocket’s global platform to drive future value enhancing growth opportunities.

Concurrent with the investment, PLDT and Rocket will jointly develop mobile and online payment technologies and services in emerging markets. The partnership will leverage PLDT’s experience and intellectual property in mobile payments and remittance platforms, together with Rocket’s global technology platform, to provide products and services for the “unbanked, uncarded and unconnected” population in emerging markets.

Rocket provides a platform for the rapid creation and scaling of consumer internet businesses outside the U.S. and China. Rocket has more than 20,000 employees in its network of companies across over 100 countries, with aggregated revenues in excess of €700 million in 2013. Its most prominent brands include leading Southeast Asian e-Commerce businesses Zalora and Lazada, as well as fast growing brands with strong positions in their markets such as Dafiti, Linio, Jumia, Namshi, Lamoda, Jabong, Westwing, Home24 and HelloFresh, in Latin America, Africa, Middle East, Russia, India and Europe. Alongside e-Commerce and marketplaces, financial technology and payments comprise Rocket’s third sector where it anticipates numerous and significant growth opportunities.

PLDT’s wireless subsidiary, Smart Communications Inc., is itself a global pioneer in mobile banking and mobile wallet services. It has introduced several world-first mobile payment innovations in domestic and global markets, including markets where up to 4 out of 5 people are “unbanked”. Its services include online money transfers, payments, disbursement, banking and security, and it has been recognised with awards from the United Nations, USAID and the GSMA.

Smart’s mobile money system handled transactions valued at approximately €3.4 billion in 2013. Its mobile money subsidiary, Smart eMoney, co-developed and operates a global mobile payments platform of MasterCard, and, is now working with Citibank and VISA to develop new innovative financial services. Its mobile banking platform is currently employed by the top three banks of the Philippines. Smart’s mobile money services have also been used by United Nations and Philippine government agencies for widespread and efficient cash distribution and other relief and rehabilitation efforts in areas affected by recent natural disasters.

PLDT’s investment in Rocket will be in new shares issued by the company, of the same class and bearing the same rights as shares held by current investors. As part of the investment, PLDT will hold the right to appoint one member of Rocket’s nine-person Supervisory Board. PLDT will fund the investment from available cash and new debt, with no significant impact on PLDT’s leverage ratios and funding costs. PLDT joins Investment AB Kinnevik and Access Industries as the third external investor in Rocket, in addition to Global Founders GmbH (formerly: European Founders Fund GmbH).

Napoleon L. Nazareno, President and CEO of PLDT, said:

”We are very excited to embark on this journey with Rocket. Our investment demonstrates our commitment to the global Internet market and our belief in the powerful synergies between e-Commerce and mobile payments, particularly in developing economies. The strategic partnership will allow us to leverage our combined strengths in developing online and mobile payment solutions in emerging markets. Rocket has developed a unique platform for establishing new Internet companies and a proven track record in successfully rolling out these businesses in fast growing markets. We expect the partnership to have a pronounced positive impact on our organization.”

Oliver Samwer, Founder and CEO of Rocket Internet, commented:

“Rocket and PLDT share a vision for the growth opportunity of Internet and mobile business models in emerging markets, as smartphone penetration increases exponentially. We believe in our ability to create significant value together, leveraging the Rocket platform and PLDT’s expertise. Strategic partnerships are a core part of Rocket’s strategy to provide great services to consumers and rapidly roll out new Internet based business models across diverse geographies. Financial technology is a key focus sector for Rocket and this partnership will allow us to build on PLDT’s world-class innovations in mobile money and micro-payments and accelerate the delivery of those solutions around the world. We are very pleased to welcome PLDT into our core shareholder base.”

Manuel V. Pangilinan, Chairman of PLDT, commented:

“This move is in line with PLDT’s strategy of providing relevant and value-enhancing services to its customers. This new partnership marks a major step forward in the pursuit of our Live Digital! Vision, bringing us even closer to our clients and enhancing PLDT’s innovation capabilities in the digital economy. We will continue to pursue further digital partnerships as one of our key strategic initiatives to drive growth and create value for our stakeholders, whilst leveraging on PLDT’s unique combination of assets.”

ENDS

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications and multimedia services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network. PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies. Further information can be obtained by visiting the web at www.pldt.com.

About Rocket Internet AG

Rocket’s mission is to become the world’s largest Internet platform outside of China and the United States. Rocket identifies and builds proven internet business models and transfers them to new, underserved or untapped markets where it seeks to scale them into market leading online companies.

Rocket is focused on online business models that satisfy basic consumer needs across three sectors: e-Commerce, marketplaces and financial technology.

Rocket started in 2007 and now has more than 20,000 employees across its network of companies, which operate in more than 100 countries on five continents.

Press Contact PLDT:

Anabelle L. Chua
Senior Vice President and Treasurer
Phone: +632 816 8213
Fax: +632 844 9099
Email: alchua@pldt.com.ph

Melissa V. Vergel de Dios
Head, Investor Relations
Phone: +632 816 8024
Fax: +632 810 7138
Email: mvvergeldedios@pldt.com.ph

Ramon R. Isberto
Head, Corporate Communications and Public Affairs
Phone: +632 511 3101
Fax: +632 511 3100
Email: rrisberto@smart.com.ph

Press Contact Rocket Internet:

Andreas Winiarski
Global Head of PR & Communications
Phone: +49 30 300 13 18 68
andreas.winiarski@rocket-internet.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : Name : Florentino D. Mabasa, Jr. Title : First Vice President and Assistant Corporate Secretary

Date: August 7, 2014